April 25, 2011
VIA EDGAR

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Attn:	Mr. Mark C. Shannon

Re:	Diamond Offshore Drilling, Inc.
Dear Mr. Shannon:
     Reference is made to the comments received by Diamond Offshore Drilling, Inc. (the “Company”) from the staff of the Division of Corporation Finance of the Securities and Exchange Commission by the letter (the “Comment Letter”) dated April 21, 2011 concerning the Company’s Form 10-K for the fiscal year ended December 31, 2010, filed on February 25, 2011 (File No. 001-13926). On behalf of the Company, this letter will confirm, consistent with our telephone exchange, that the Company anticipates responding to the Comment Letter on or about May 16, 2011.

Very truly yours,
/s/ Shelton M. Vaughan
Shelton M. Vaughan

cc:	William C. Long, Esq. Senior Vice President, General Counsel and Secretary Diamond Offshore Drilling, Inc.